BYLAWS OF GOOD TENANTS SERVICES, INC.

(A California Corporation)

Adopted: April 24, 2025

These Bylaws are adopted pursuant to the California Corporations Code (the "Code") and govern the management and regulation of the business and affairs of Good Tenants Services, Inc. (the "Corporation").

ARTICLE I – OFFICES AND CORPORATE SEAL

Section 1. Principal Executive Office. The principal executive office of the Corporation shall be located within the State of California, as determined from time to time by the Board of Directors (the "Board").

Section 2. Other Offices. The Corporation may maintain additional offices, either within or without the State of California, as the Board may determine.

Section 3. Corporate Seal. The Corporation may adopt a corporate seal in such form as the Board may approve. The absence of a seal shall not affect the validity of any instrument executed on behalf of the Corporation.

ARTICLE II – SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of shareholders shall be held each year at such date, time, and place, within or without the State of California, or by electronic transmission by and to the Corporation, as may be fixed by the Board, for the purpose of electing directors and transacting other proper business.

Section 2. Special Meetings. Special meetings may be called by the President, the Board, or by shareholders holding shares entitled to cast not less than ten percent (10%) of the votes at the meeting.

Section 3. Notice. Written notice stating the place, date, and hour of the meeting, the means of electronic communication, if any, and the general nature of the business shall be delivered to each shareholder entitled to vote not less than ten (10) nor more than sixty (60) days prior to the meeting.

Section 4. Quorum. The holders of a majority of the shares entitled to vote, present in person, by proxy, or electronically, shall constitute a quorum for the transaction of business.

Section 5. Voting. Each outstanding share is entitled to one (1) vote on each matter submitted to a vote. Voting may be in person, by proxy, or by electronic transmission authorized by the shareholder.

Section 6. Action Without Meeting. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes necessary to authorize such action.

Section 7. Record Date. The Board may fix a record date for determining shareholders entitled to notice of and to vote at any meeting.

Section 8. Transfer Restrictions. No shareholder may transfer shares of the Corporation without first offering such shares to the Corporation and/or the Founder on the same terms (Right of First Refusal). Procedures for such offer and acceptance shall be as established by the Board.

ARTICLE III – BOARD OF DIRECTORS

Section 1. Powers. The Board shall have all powers and authority conferred by law to manage the business and affairs of the Corporation.

Section 2. Number and Qualification. The authorized number of directors shall not be less than one (1) nor more than five (5), as determined by resolution of the Board. The initial number shall be one (1), and the sole initial director shall be Jessie Hunter.

Section 3. Election and Term of Office. Directors shall be elected at each annual meeting of shareholders to hold office until the next annual meeting and until their successors are elected and qualified.

Section 4. Removal. Any director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote.

Section 5. Vacancies. Vacancies may be filled by a majority of the remaining directors, though less than a quorum, or by the shareholders.

Section 6. Meetings. Regular meetings shall be held at such times as fixed by the Board. Special meetings may be called by the President or any two directors, with at least forty-eight (48) hours' notice.

Section 7. Quorum and Voting. A majority of the authorized number of directors constitutes a quorum. The act of a majority of directors present at a meeting where a quorum is present shall be the act of the Board.

Section 8. Committees. The Board may designate committees, each consisting of two or more directors, and may delegate thereto any of the powers of the Board, except those prohibited by law.

ARTICLE IV – OFFICERS

Section 1. Officers. The officers of the Corporation shall be a President, a Secretary, and a Treasurer, and such other officers as the Board may appoint. One person may hold more than one office.

Section 2. Duties. The President shall be the chief executive officer of the Corporation and shall have general supervision over the business. The Secretary shall keep minutes and records and ensure proper notices are given. The Treasurer shall have custody of all funds and securities and maintain adequate financial accounts.

Section 3. Appointment and Removal. Officers shall be appointed by and serve at the pleasure of the Board.

ARTICLE V – SHARES AND SHARE CERTIFICATES

Section 1. Authorized Shares. The Corporation is authorized to issue 24,700,000 shares of Common Stock, no par value.

Section 2. Certificates. Certificates representing shares shall be in a form approved by the

Board and signed by appropriate officers. Shares may also be uncertificated.

Section 3. Lost Certificates. The Board may direct a new certificate be issued upon proof of loss and provision of a bond to indemnify the Corporation.

ARTICLE VI – DIVIDENDS AND RESERVES

Section 1. Dividends. No dividends shall be declared or paid until the Corporation is profitable, as determined by the Board.

Section 2. Reserves. The Board may set aside reserves from net profits for any proper purpose.

ARTICLE VII – INDEMNIFICATION AND INSURANCE

The Corporation shall indemnify its directors and officers to the fullest extent permitted by the Code, including the advancement of expenses, and may purchase insurance on behalf of any such person.

ARTICLE VIII – CONFLICTS OF INTEREST

A contract or transaction between the Corporation and one or more of its directors or officers shall not be void solely because of the relationship, if the material facts are disclosed and approved by disinterested directors or shareholders, or if the transaction is fair to the Corporation.

ARTICLE IX – FISCAL YEAR

The fiscal year of the Corporation shall end on December 31, unless changed by resolution of the Board.

ARTICLE X – AMENDMENTS

These Bylaws may be altered, amended, or repealed only by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote.

ARTICLE XI – MISCELLANEOUS

If any provision of these Bylaws is held to be invalid or unenforceable, the remaining provisions shall continue in full force and effect. These Bylaws shall be governed by and construed in accordance with the laws of the State of California.

CERTIFICATION

The undersigned hereby certifies that the foregoing Bylaws were duly adopted by the sole shareholder of the Corporation on this 24 day of April, 2025.

Jessie Hunter
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Jessie Hunter
Sole Shareholder & Director